EXHIBIT 99.1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Contact:
Robert M. Thornton, Jr.
Chairman and CEO
(770) 933-7000

SUNLINK HEALTH SYSTEMS, INC. AND HEALTHMONT, INC.
SIGN DEFINITIVE MERGER AGREEMENT

❑    SunLink will add two complementary community hospitals to its portfolio
❑    HealthMont shareholders will receive approximately 20% of the combined company
❑    SunLink’s net revenues projected to increase over 30% to approximately $116,000,000
❑    HealthMont hospitals’ forecast EBITDA to be approximately $3 million annually
❑    SunLink does not expect to add any corporate overhead

Atlanta, Georgia (October 15, 2002) – SunLink Health Systems, Inc. (AMEX: SSY) today announced it has signed a definitive merger agreement to acquire all of the shares of HealthMont, Inc., a privately held operator of community hospitals. As a result of the merger, SunLink will acquire two community hospitals: Memorial Hospital of Adel, a 60-bed acute-care facility in Adel, Georgia, which includes a 95-bed nursing home, and Callaway Community Hospital, a 49-bed acute-care hospital in Fulton, Missouri. HealthMont currently operates another community hospital in San Benito, Texas, which will be sold prior to the merger. Upon completion of the merger, SunLink will operate eight community hospitals with a total of 442 beds.

Based on SunLink’s share price of $2.36 as of the close of trading on October 14, 2002, plus the senior debt and capital lease obligations to be assumed, and including estimated transaction costs, the cost of the transaction would be approximately $15,300,000.

Under the terms of the agreement, SunLink will issue to the shareholders of HealthMont up to 1,155,000 SunLink shares in consideration for all issued and outstanding capital stock of HealthMont. HealthMont currently has approximately 120 shareholders and approximately 6,248,000 HealthMont shares are expected to be outstanding immediately prior to closing.

Accordingly, each HealthMont shareholder is expected to receive one common share of SunLink for each 5.4142 HealthMont shares (approximately 0.1847 of a share of SunLink for each share of HealthMont).

SunLink will issue 95,000 additional shares in connection with the transaction to settle certain contractual obligations of HealthMont to its officers and directors. SunLink will also obligate itself to issue approximately 20,000 of its common shares in connection with certain outstanding HealthMont options, approximately 27,000 shares upon exercise of outstanding warrants of HealthMont and 75,000 shares upon exercise of warrants to be issued by SunLink in connection with the transaction financing.

In connection with the transaction, SunLink also will assume up to a total of $9,800,000 in HealthMont senior debt and capital lease obligations, and will enter into a $3,000,000, 3-year, term loan intended primarily to provide additional working capital.

The transaction is expected to close late in the fourth calendar quarter of 2002 or in the first calendar quarter of 2003. Completion of the merger is subject to a number of conditions, including regulatory approvals, SunLink and HealthMont shareholder approvals and modification of the terms of HealthMont’s existing senior debt.

SunLink said the unaudited net revenues of the two HealthMont facilities to be acquired through the merger were approximately $28,500,000, as reported by HealthMont for the twelve months ended June 30, 2002. HealthMont reported EBITDA of approximately $3,000,000 for the twelve months ended June 30, 2002 for the two facilities to be acquired. SunLink said it does not plan to add any corporate staff or to significantly increase its overhead as a result of the merger, and that HealthMont’s corporate staff and facilities will not be acquired in connection with the merger.

SunLink said the $9,800,000 HealthMont senior debt it expects to assume at closing consists of a senior credit facility of approximately $8,900,000 and capital leases, primarily for equipment, of approximately $900,000. HealthMont has reached an agreement in principle with its senior lender to modify certain terms of the senior credit facility, including an extension of its maturity date through August 31, 2005, and the principal repayment of $600,000 at the closing of the merger. The remaining senior credit facility is expected to be comprised of term loans of approximately $5,000,000 with interest at prime plus 2% per annum and revolving credit loans of approximately $3,900,000 with interest at prime plus 1 ½%. Upon completion of the merger,

HealthMont’s senior lender would hold warrants to purchase 27,000 SunLink shares at $0.01 per share.

Certain HealthMont investors have arranged letters of credit which support up to $1,650,000 of HealthMont’s revolving credit loans. SunLink has agreed, in the event the letters of credit are drawn and the proceeds reduce the outstanding balance of the revolving credit loans, to issue 350,000 SunLink shares in full satisfaction of HealthMont’s reimbursement obligations under the letters of credit.

The $3,000,000, 3-year, secured term loan, which SunLink has arranged with Chatham Investment Fund, LLC, an Atlanta-based private investment fund, will be used primarily for working capital, including to repay $600,000 of HealthMont’s senior debt at closing and to pay certain transaction costs. The loan bears interest at 15% per annum and requires SunLink to pay certain fees and issue warrants to the lender to purchase 75,000 SunLink common shares at $0.01 per share.

The transaction is expected to be tax-free to both corporations and their respective shareholders, except for any fractional-share cash consideration which may be taxable to HealthMont’s shareholders.

SunLink said that, upon consummation of the merger, its board of directors intends to elect Gene Burleson, a current HealthMont director, to fill the term of Ronald J. Vannuki, who would step down from SunLink’s board. SunLink has agreed to nominate Mr. Burleson for election by its shareholders to a two-year term on its board of directors at its 2003 Annual Meeting.

Robert M. Thornton, Jr., SunLink’s chairman and CEO, said, “This merger is an excellent opportunity for SunLink to increase its size with the acquisition of two additional community hospitals complementary to our existing hospitals in Georgia and Missouri. The Adel, Georgia, and Fulton, Missouri, communities are the type and size communities which SunLink seeks to serve. We believe our skills and experience operating community hospitals will benefit both communities and we look forward to the opportunity to serve their healthcare needs.”

SunLink will discuss the HealthMont merger during its first quarter conference call on November 5, 2002 at 11:00 a.m. (Eastern Time). Interested parties can listen to the conference call by calling (800) 930-1344 and asking for the SunLink Health Systems conference call.

Following the conference call, a replay will be available for 30 days by calling (800) 839-6713 and entering the passcode 5310064 when prompted.

Additional Information:

Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as “expects,” “believes,” “projects,” “intends,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of internal operations and other risk factors relating to SunLink’s business and industry. For certain information regarding some of these risks and uncertainties, as well as SunLink’s definition of “EBITDA” as used herein, see SunLink’s Annual Report on Form 10-K, for the year ended June 30, 2002, as filed with the SEC on September 16, 2002. Such risks could cause actual results to differ materially from those which might be expected as a result of any such forward looking statement. SunLink disclaims any responsibility to update these forward-looking statements.

SunLink intends to file a registration statement with a combined proxy statement/prospectus and other documents concerning the proposed acquisition with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. A copy of the merger agreement will be filed with the SEC by SunLink on Form 8-K and also will be an exhibit to the combined proxy statement/prospectus. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed by SunLink with the SEC free of charge by requesting them in writing from SunLink

Health Systems, Inc., 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339, Attention: Maria E. Robinson.

SunLink and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SunLink in connection with the merger. Information about the directors and executive officers of SunLink and their ownership of SunLink stock is set forth in the proxy statement for SunLink’s 2001 Annual Meeting of shareholders and will be contained in the registration statement filed with the SEC and in the proxy statement/prospectus to be mailed to the stockholders of SunLink and HealthMont. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. This press release does not constitute an offer of any securities for sale or the solicitation of any proxy.

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